Exhibit 1.3

November 17, 2009

CONFIDENTIAL

Dr. Claire L. Kruger

Chief Executive Officer

Spherix Incorporated

6430 Rockledge Drive

Suite 503

Bethesda, MD 20817

Dear Dr. Kruger:

Reference is made to that certain letter agreement (the “Agreement”), dated November 6, 2009, by and among Rodman & Renshaw, LLC (“Rodman” or the “Placement Agent”) and Spherix Incorporated (the “Company”).  Pursuant to the Agreement, the Company engaged the Placement Agent as its placement agent on “reasonable best efforts” basis in connection with a proposed placement of registered securities of the Company.  For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree to amend and restate Section (A)(1) of the Agreement as follows:  “A cash fee payable immediately upon the closing of the Placement and equal to 6% of the aggregate gross proceeds raised in the Placement.”

Except as expressly set forth above, all of the terms and conditions of the Agreement shall continue in full force and effect after the execution of this letter agreement and shall not be in any way changed, modified or superseded by the terms set forth herein.

This letter agreement may be executed in two or more counterparts and by facsimile signature or otherwise, and each of such counterparts shall be deemed an original and all of such counterparts together shall constitute one and the same agreement.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Rodman the enclosed copy of this Agreement.

Very truly yours,

RODMAN & RENSHAW, LLC

By:
Name:
Title:

Accepted and Agreed to as of the date first written above:

SPHERIX INCORPORATED

By:
Name:
Title: